

August 18, 2011

Via E-mail
Don Thompson
Abby, Inc.
60 Auburn Bay Avenue
Calgary, Alberta T3M 0K7

> **Re:** **Abby, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **File No. 333-170918**
> **Filed August 8, 2011**

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes, including page numbers for the changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment, including the status of phases one and two. This will minimize the need for us to repeat similar comments.

Management Discussion and Analysis, page 29

2. We note your response to our prior comment 4 from our letter dated July 27, 2011 and reissue the comment in part. Please provide disclosure regarding the specific work that will be accomplished by American Dev. Corp. in phase two. In addition, include

disclosure indicating whether the commencement of phase two will be contingent upon the company raising the entire amount required to complete phase two. Further, provide disclosure to address the situation where the money for phase two is not raised and indicate whether American Dev. Corp. will refund the advanced money anticipated for phase two.

Financial Statements

3.   Pursuant to Rule 8-03 of Regulation S-X, please note that you are only required to present interim financial statements as of the end of your most recent fiscal quarter (i.e., the fiscal quarter ended May 31, 2011). As such, it does not appear that the presentation of your interim financial statements for the fiscal quarter ended February 28, 2011 is necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

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